Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement

dated November 29, 2016

Registration No. 333-198710

November 30, 2016

Term Sheet

$150 million

5.00% Fixed-to-Floating Rate Subordinated Notes due 2026

Issuer:	Union Bankshares Corporation (the “Company”)

Securities Offered:	5.00% Fixed-to-Floating Rate Subordinated Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$150 million

Rating:

Kroll Bond Rating Agency: BBB

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	November 30, 2016

Settlement Date:	December 5, 2016

Final Maturity (if not previously redeemed):	December 15, 2026

Interest Rate:	5.00% per annum, from and including December 5, 2016 to but excluding December 15, 2021, payable semi-annually in arrears. From and including December 15, 2021, to the maturity date or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) rate plus 317.5 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on June 15 and December 15 of each year through, but not including, December 15, 2021, and thereafter on March 15, June 15, September 15 and December 15 of each year to December 15, 2026, but excluding the maturity date or earlier redemption. The first interest payment will be made on June 15, 2017.

Day Count Convention:	30/360 to but excluding December 15, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of December 15, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to December 15, 2021, except that the Company may redeem the Notes at any time, at its option, in whole but not in part if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the preliminary prospectus supplement dated November 29, 2016.

Denomination:	$1,000 denominations and integral multiples of $1,000

Underwriter’s Discount:	1.00%

Proceeds to the Company (before expenses):	$148,500,000

Use of Proceeds:

The Company intends to use the net proceeds of the offering to repay amounts outstanding under a line of credit, to contribute capital to the subsidiary bank, Union Bank & Trust, and for general corporate purposes.

CUSIP / ISIN:	90539J AA7 / US90539JAA79

Sole Book-Running Manager:	Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-198710) (including a base prospectus dated September 12, 2014) and a related preliminary prospectus supplement dated November 29, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.